UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

On March 31, 2025, in order to optimize and reorganize the structure of the board, the board of directors of Junee Limited (the “Company”) decided to terminate two of its independent directors, Ms. Kit Wa (Anthea) To and Mr. Chiu Ho (Lewis) Chou, effective March 31, 2025.

Prior to her termination, Ms. To was a member of the Company’s Nominating and Corporate Governance Committee and Audit Committee, and served as Chairperson of the Compensation Committee. Mr. Chou was a member of the Compensation Committee and Audit Committee, and served as Chairperson of the Nominating and Corporate Governance Committee.

Following their termination, the Company’s independent director, Mr. Ho Chuen Shin, will assume Ms. To’s roles as a member of the Nominating and Corporate Governance Committee and Audit Committee and will serve as Chairperson of the Compensation Committee. Additionally, the Company’s independent director, Mr. Sze Kit Kwai, will assume Mr. Chou’s roles as a member of the Compensation Committee and Audit Committee and will serve as Chairperson of the Nominating and Corporate Governance Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2025	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

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